Exhibit 99.8

All,

As you may have already heard by now, we have agreed to join forces with NCR (see attached press release). Radiant has had a strong commitment to remaining an independent company over our history and we made this decision only after coming to one conclusion—this combination accelerates our strategy and is completely in line with our vision.

Many companies have called over the years wanting to acquire Radiant. We have said “no” for a variety of reasons. But, when Bill Nuti, the CEO of NCR, called me, he outlined his vision and he outlined the seriousness of his inquiry. I felt compelled to listen on behalf of our shareholders and, as I listened, I grew to understand the power of bringing our two companies together.

NCR is paying $1.2 billion for Radiant because of our track record of industry leadership, the capabilities our people bring to their company and our bright future. The size of this investment demonstrates their commitment to accelerating our growth significantly. I am confident we can realize these aspirations.

Radiant’s success has rested upon creating relationships for life with our constituencies, delivering innovative and impactful solutions to our customers and expanding our market presence. Of course, we have also fostered a continual improvement attitude throughout our company in areas such as infrastructure, quality and people development. NCR understands what has driven our success and only wants to accelerate it with their assets and strengths. These assets and strengths are many and they are powerful.

I, and others on the executive team, have spent a lot of time with our counterparts at NCR over the past few weeks. They believe we have a special recipe for success that starts with our people. As they begin to design their people strategies for our company, it is evident they are going to embrace our people-first vision. They are committed to our leadership and only want to enable them to lead us to do even more. That is why I am so confident this marriage will work.

As to accelerating our strategy, NCR brings assets to the table that would take us years to create on our own. First and foremost, they have an exceptionally strong global sales, distribution, operating and service footprint that you would expect from a multi-billion dollar company. In fact, well over half their business is done outside the U.S. They have a strong presence in mature and in developing countries and will help us better serve global operators and bring our solutions to local markets around the world.

NCR also has a brand that is known around the world for innovation and service. This not only helps our global expansion but also our entry into relatively new markets where we have lacked brand strength, such as specialty retail. Perhaps the most recognizable innovation they have brought to market this past decade is around self-service technology. While I really feel we started the “self-service” technology industry, they have made huge commitments to it over the past decade in areas such as airlines, healthcare and self-checkout systems.

NCR has developed their brand and presence over 100 years and we are now poised to leverage these same strengths on behalf of our people, customers and partners. What we may have aspired to accomplish together as an independent company is now so much more within our grasp as part of the NCR family. That will create more opportunity for everyone.

My niece got married on Saturday night. I listened as the minister challenged the newlyweds with the notion that marriage requires work, faith and supporting each other. We know that at Radiant— we have weathered many storms together and we always emerged stronger. As we prepare for our marriage to NCR, let’s create new dreams but also, let’s recognize that there is a lot of tough work in front of us to realize the fruits of this marriage.

And, I know there is some sadness too. I watched my brother-in-law cry as he “gave away his daughter”. I have had many tears in my moments alone the past few weeks and they seem to be getting more frequent as the reality of this gets closer. But, his tears were happy too, as are mine. I think about how much opportunity this will create for all of you and, please know, I will be watching and cheering proudly.

My commitment to you has always been to make Radiant stronger. I am absolutely confident that this combination uniquely positions us to accelerate our strategy and create greater opportunities for our people, our customers and our partners.

I know you will have many questions about this transaction and our commitment is to be open and transparent throughout the transition process. Tomorrow, Tuesday July 12, we will host a series of town hall meetings to share more about this merger and answer your questions. Look for more information on that separately.

Thank you all for the remarkable company you have created and for your enthusiasm and energy in helping to create an even more remarkable future.

Important Information about the Tender Offer

The Offer described herein has not yet commenced, and the information attached is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the Offer is commenced, NCR will cause Radiant Acquisition Corporation to file a tender offer statement on Schedule TO with the SEC. Investors and Radiant shareholders are strongly advised to read the tender offer statement (including an offer to purchase, letter of transmittal and related tender offer documents) and the related solicitation/recommendation statement on Schedule 14D-9 that will be filed by Radiant with the SEC, because they will contain important information. These documents will be available at no charge on the SEC’s website at www.sec.gov. A copy of the tender offer statement and the solicitation/recommendation statement will be made available free of charge to all shareholders of Radiant Systems, Inc. at www.radiantsystems.com or by contacting Radiant Systems, Inc. at 3925 Brookside Parkway, Alpharetta, Georgia 30022, Attn: Investor Relations Director, (770) 576-6000.

Statement on Cautionary Factors

Except for the historical information presented herein, matters discussed herein may constitute forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such statements. Statements that are not historical facts, including statements preceded by, followed by, or that include the words “future”; “anticipate”; “potential”; “believe”; or similar statements are forward-looking statements. Risks and uncertainties include uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Radiant shareholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, customers, business partners or governmental entities; as well as risks detailed from time to time in Radiant’s public disclosure filings with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2010, subsequent quarterly filings on Form 10-Q and the solicitation/recommendation statement to be filed in connection with the tender offer. The information contained herein is as of July 11, 2011. Radiant disclaims any intent or obligation to update any forward-looking statements as a result of developments occurring after the filing of this information or otherwise, except as expressly required by law. Copies of Radiant’s public disclosure filings are available from its investor relations department.